Contact

www.linkedin.com/in/marvin-
stockwell (LinkedIn)

Top Skills

Public Relations

Event Planning

Social Media

Marvin Stockwell

Founder - BVO / Founder - Champion the Cause / Podcaster -
Champions of the Lost Causes / Advocate - Mid-South Coliseum
Memphis, Tennessee, United States

Summary

Making the case for things I believe in is my surest path to doing
wholehearted work that drives uncommon results. I am at my best
when I collaborate with others to develop creative solutions and
shape public opinion using the full suite of modern tools – media
relations, social media, owned media, public speaking, writing,
podcasting, event development, branding and grassroots advocacy.

I am a glass-overflowing optimist with an uncanny ability to turn
negatives into positives and envision what other people cannot.
My infectious enthusiasm inspires other people and encourages
their cooperation and best effort. As a well-respected and well-
connected leader, I have grown an extensive network of like-minded
collaborators who help me succeed. I have a boundless belief in
what is possible when a team of people works together with the
community.

Experience

BVO
Chief Communications Officer
January 2024 - Present (6 months)
Memphis, Tennessee, United States

Helping build the next generation of immersive experiences, starting with
Baron Von Opperbean and the River of Time, an adaptive reuse of the iconic
Mississippi River Museum at Mud Island. Partnering with the community to
showcase Memphis' incredible creative community. Publicizing BVO to the
world.

BVO creates immersive entertainment experiences combining an adventure-
play labyrinth, fantastical stories, interactive games, community spaces,
special events, food and beverage, and more.

In its simplest form, BVO is a playground where you can run, jump, climb, crawl, and teleport to alternate universes. It's a choose-your-own adventure full of discovery and wonder. Think Doctor Who meets Indiana Jones in a Willy Wonka world of Magic, Science, and the Multiverse.

Champion the Cause
Founder
June 2021 - Present (3 years 1 month)
Memphis, Tennessee, United States

Publicity practice focused on mission-driven efforts in Memphis and beyond.

St. Jude Children's Research Hospital
3 years 8 months

Director Of Media Relations
October 2017 - May 2021 (3 years 8 months)
Memphis, TN

Director Of Media Relations
October 2017 - May 2021 (3 years 8 months)
Memphis, TN

Church Health
Communications Director
October 2004 - September 2017 (13 years)
Memphis, Tennessee, United States

WKNO - 91.1 FM Memphis
Morning Edition Host / Promotions and Development Manager
August 2004 - January 2005 (6 months)

Northwest Herald
Section Editor / Columnist
June 2003 - August 2004 (1 year 3 months)
Crystal Lake, Illinois, United States

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Education

The University of Memphis
Bachelor's degree, Journalism · (1987 - 1992)